February 14, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:	Melissa Raminpour, Branch Chief

Re:	Sino Agro Food, Inc.

Form 10-K for the Year Ended December 31, 2016 Filed March 16, 2017

Form 10-K/A for the Year Ended December 31, 2016

Filed August 24, 2017 and September 20, 2017

File No. 0-54191

Dear Ms. Raminpour:

Sino Agro Food, Inc. (the “Company”) hereby submits its response to certain matters raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated January 24, 2018 (the “Comment Letter”) relating to the Annual Report on Form 10-K (the “Form 10-K”) and Amendment No. 2 thereto, each as referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Form 10-K/A for the Year Ended December 31, 2016

Form 10-K/A filed on 9/20/2017

Explanatory Note

Comment No. 1. As you confirmed in your response to comment one in your response letter dated October 23, 2017, please remove the disclosure indicating that “Other than the foregoing, this Amended Annual Report speaks as of the original date of the Prior Filing, does not reflect events that may have occurred subsequent to the date of the Prior Filing and does not modify or update in any way disclosures made in the Prior Filing.”

Response No. 1. The Company agrees with the Commission’s assessment and will remove the above statement from its 10-K/A to be filed as Amendment No. 3 to the Form 10-K (the “Final Form 10-K”).

Item 9A. Controls and Procedures, page 85

Comment No. 2. We note your response to comment one indicating that you determined there was a control deficiency in your internal control over financial reporting; however, the deficiency did not rise to the level of material weakness. A control deficiency constitutes a material weakness if there is a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected in a timely manner. Based on your determination that the misstatements in your prior SEC filing were material and a result of a control deficiency, we are unable to agree with your conclusion that the related deficiency is not a material weakness. Please explain how you will address and disclose the ineffectiveness of internal control over financial reporting and disclosure controls and procedures for the period(s) the material weakness existed.

Response No. 2. The Company agrees with the Commission’s assessment that a material weakness had existed related to the cited deficiency and will address and disclose the ineffectiveness of ICFR and disclosure controls as well as remedial measures taken to address/correct the deficiency with additional disclosures/amendments made to the Final Form 10-K under the following sections:

EXPLANATORY NOTE (THE FOLLOWING TO BE INSERTED):

In this Annual Report on Form 10-K for the fiscal year ended December 31, 2016, we are revising our consolidated and combined financial statements for the fiscal years ended December 31, 2015 and 2014. These revisions are the result of the need to correct the way we accounted for disposal of assets related to discontinued operations as discussed below. We assessed the impact of these revisions and concluded that they were not material to any of our financial statements for either the fiscal quarter ended March 31, 2016 or June 30, 2016, or fiscal years ended December 31, 2015 or 2014. As a result, we have not filed amendments to any of our previously filed Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q. Although the effect of these revisions was not material to these previously issued financial statements, the cumulative effect of reflecting these revisions in the current year would have been material for the fiscal year ended December 31, 2016. Consequently, we have revised these historical financial results in this Annual Report on Form 10-K. Because these revisions are treated as corrections to our prior period financial results, the revisions are considered as a restatement under generally accepted accounting principles (“GAAP”). Accordingly, the revised financial information included in this Annual Report on Form 10-K has been identified as “restated.”

Note XX to the consolidated and combined financial statements included in this Annual Report on Form 10-K contains disclosures that set forth certain of the restated financial information.

For more information regarding the impact on our financial results, refer to Item 7, “Management's Discussion and Analysis of Financial Condition and Results of Operations”, and to our Consolidated and Combined Financial Statements including Note XX, “Revision of Previously Issued Consolidated and Combined Financial Statements”. In addition, because of the need to correct the manner we account for disposal of assets related to discontinued operations, we concluded that we had a material weakness in our internal control over financial reporting as of December 31, 2016. Information regarding the internal control deficiencies identified by management and management's efforts to remediate those deficiencies can be found under PART II, Item 9.A, “Controls and Procedures.”

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report contains “forward-looking statements,” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Exchange Act. Forward-looking statements can be identified using forward-looking terminology, such as “estimates,” “projects,” “plans,” “believes,” “expects,” “anticipates,” “intends,” or the negative thereof or other variations thereon, or by discussions of strategy that involve risks and uncertainties These statements reflect management’s current beliefs and are based on information now available to it. Accordingly, these statements are subject to certain risks, uncertainties and contingencies that could cause the Company’s actual results, performance or achievements in 2016 and beyond to differ materially from those expressed in, or implied by, such statements. Such statements, include, but are not limited to, statements contained in this Annual Report relating to the Company’s business, financial performance, business strategy, recently announced transactions and capital outlook. Important factors that could cause actual results to differ materially from those in the forward-looking statements include: a continued decline in general economic conditions nationally and internationally; decreased demand for our products and services; market acceptance of our products; the impact of any litigation or infringement actions brought against us; competition from other providers and products; the inability to raise capital to fund continuing operations; changes in government regulation; the ability to complete customer transactions, and other factors relating to our industry, our operations and results of operations and any businesses that may be acquired by us. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned. Readers of this Annual Report should not place undue reliance on any forward-looking statements. Except as required by federal securities laws, the Company undertakes no obligation to update or revise these forward-looking statements to reflect new events or uncertainties.

You should read the following discussion and analysis of the financial condition and results of operations of the Company together with the financial statements and the related notes presented herein.

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(THE FOLLOWING TO BE INSERTED IN THIS SECTION OF THE MD&A):

This MD&A contains restated results related to the modification of our method of accounting for the disposal of assets related to discontinued operations. Reference the section titled, “Explanatory Note” and Note XX, “Revision of Previously Issued Consolidated and Combined Financial Statements” added to the Consolidated and Combined Financial Statements section, for a detailed discussion of the modification and effect of the restatement.

ITEM 9A CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures were not effective at a reasonable assurance level as of the end of such period. This conclusion was based on the material weakness identified in our internal control over financial reporting related to our accounting for disposal of assets resulting from discontinued operations, as described below.

Limitations on the Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management or board override of the control.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Our system of internal control over financial reporting is designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of our consolidated and combined financial statements for external purposes in accordance with generally accepted accounting principles.

Our management, under the supervision of our Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, we used the framework included in Internal Control — Integrated 2013 Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria set forth in Internal Control — Integrated 2013 Framework, our management concluded that, as of December 31, 2016, our internal control over financial reporting was not effective due to the identification of a material weakness related to our controls over our accounting for disposal of assets related to discontinued operations. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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As discussed under Note XX to the consolidated and combined financial statements included in this Annual Report on Form 10-K, this report includes revisions to our historical financial results to properly account for disposal of assets related to discontinued operations resulting from the carve-out of our subsidiary, Tri-way Industries Ltd. Because of the need to correct the way we apply accounting principles regarding reporting discontinued operations, specifically the disposal of its related assets component, we did not historically have adequate internal controls and processes in place to account for timely disclosure at the time of their disposal. Accordingly, management identified a material weakness in our internal control over financial reporting related to our accounting for disposal of assets related to discontinued operations.

Remediation Efforts to Address Material Weakness

To remediate the material weakness in our internal control over financial reporting described above, we are implementing new control procedures regarding our accounting for reporting discontinued operations and disclosures of disposal of asset components, specifically regarding ‘timely disclosure’ on matters related to Discontinued Operations. The changes to the control environment include, but are not limited to, the following:

•	For future disposition of assets and/or discontinued operations, the Company will retain third-party specialists to augment internal resources utilized for due diligence and analysis of the technical accounting aspects of the transaction. Such resources will be retained by management at the direction of the audit committee.

•	For future disposition of assets and/or discontinued operations, the Company will prepare an accounting memorandum for each disposal to address the guidance outlined in ASC 205-20 ‘Presentation of Financial Statements — Discontinued Operations’ as necessary, as well as further educate itself regarding matters of disposition/discontinued operations through related accounting literature, that will be reviewed by the Chief Financial Officer and presented to the audit committee.

These remediation initiatives are intended to enhance the Company’s ability to provide accurate and timely disclosure by establishing a formal process and specific control activities regarding disposition of assets/discontinued operations. Management believes that these measures, which are currently being implemented, will remediate the deficiency identified. Other than as noted above, other changes may be implemented in the future to enhance and improve the Company’s ICFR measures to prevent this deficiency from recurring.

However, the material weakness will not be considered remediated until the applicable remedial controls operate for a sufficient period and management has concluded, through testing, that these controls are operating effectively.

Changes in Internal Control over Financial Reporting

Except as described above, there were no other deficiencies discovered in our internal control over financial reporting during the period ended December 31, 2016 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

ECOVIS International, an independent registered public accounting firm, has audited the Company’s consolidated and combined financial statements included in this Annual Report on Form 10-K and has issued an attestation report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2016.

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(THE FOLLOWING WILL BE INSERETED IMMEDIATELY PRECEDING THE CONSOLIDATED FINANCIAL STATEMENTS):

NOTE XX. REVISION OF PREVIOUSLY ISSUED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

We are revising our historical consolidated and combined financial statements as of December 31, 2015 for the fiscal years ended December 31, 2015 and 2014. These revisions are the result of the need to correct the way we account for disposal of assets related to discontinued operations. The impact of this revision was to properly correct the following misstatements included in the Company’s Third Quarter 2016 Report on Form 10-Q:

(i)	an overstatement of Plant and equipment, net of depreciation by $8,381,108, and an understatement of Non-current assets held for sale by $8,381,108 in the Consolidated Balance Sheets;

(ii)	reclassified Net income from continuing operations attributable to Sino Agro Food, Inc. and subsidiaries of $2,767,775 for the three months ended September 2016 as Net income from discontinued operations attributable to Sino Agro Food, Inc. and subsidiaries and Net income from continuing operations attributable to Sino Agro Food, Inc. and subsidiaries of $11,467,257 for the nine months ended September 2016 in the Consolidated Statements of Income; and

(iii)	splitting off Net income for the period into Net income from continuing operations of $55,399,987 and Net income from discontinued operations of $12,288,230 in the Consolidated Statements of Cash Flows in the Third Quarter 2016 Report on Form 10-Q.

These misstatements were corrected/amended within the Consolidated Financial Statements in our Third Quarter 2016 Amended Report on Form 10-Q/A. We assessed the impact of the revisions on our prior interim and annual consolidated and combined financial statements and concluded that they were not material to any individual quarters or annual periods of those consolidated and combined financial statements. Although the effect of these revisions was not material to those previously issued financial statements, the cumulative effect of reflecting these revisions in the current year would have been material to the year ended December 31, 2016. Because these revisions are treated as corrections to our prior period financial results, the revisions are a restatement under GAAP. Accordingly, the revised financial information included in this Annual Report on Form 10-K has been identified as “restated.”

The revisions to the consolidated and combined statements of cash flows did not have a material impact on any amounts previously reported for net cash from operating activities, investing activities, or financing activities and as a result, no net impact to net change in cash and equivalents for any previously reported periods.

Comment No. 3. As you confirmed in your response to comment four in your response letter dated October 23, 2017, please revise to include the revisions made in the August 24, 2017 amendment in response to comment 4 of our letter dated July 25, 2017 regarding the reference to the 2013 COSO framework.

Response No. 3. The Company will include the revision made in response to comment 4 of the Commission’s letter dated July 25, 2017, specifically within ITEM 9A CONTROLS AND PROCEDURES, Management’s Report on Internal Control over Financial Reporting, as an amendment to its Final Form 10-K. This revision is currently reflected under this section’s title to Response No. 2, above.

Report of Independent Registered Public Accounting Firm, page F-2

Comment No. 4. Considering the revisions proposed by the comments herein, please revise the auditor’s report, as appropriate.

Response No. 4. The auditor’s report has been revised as follows and will replace the auditor’s report included in the Company’s Final Form 10-K:

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and

Stockholders of Sino Agro Food, Incorporated

We have audited Sino Agro Food, Incorporated’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated 2013 Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO criteria”). Sino Agro Food, Incorporated’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in internal control over financial reporting related to the accounting for disposal of assets related to discontinued operations. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sino Agro Food, Incorporated as of December 31, 2016, and the related consolidated and combined statements of income, stockholders’ equity, and cash flows for the year ended December 31, 2016. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2016 consolidated financial statements, and this report does not affect our report dated March 16, 2017, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Sino Agro Food, Incorporated has not maintained effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

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The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above.  Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

/s/ECOVIS David Yeung Hong Kong
ECOVIS David Yeung Hong Kong

Hong Kong

February __, 2018

Note 2. Summary of Significant Accounting Policies 2.8

Revenue Recognition, page F-12

Comment No. 5. We note your response to prior comment two and reissue it in part. As previously requested, please:

•	Only provide suggested disclosure and amounts related to the periods reflected in the financial statements.

•	Revise your revenue recognition policy to describe the accounting for the sale of cattle and describe in detail the terms and materiality of the respective repurchase obligations.

•	For each of the periods presented, disclose the aggregate amounts recognized for cattle sold that were subsequently repurchased, as well as the repurchase amounts.

•	Clarify in more detail your new disclosure that “Sales and cost of feed as well as repurchase and sale of cattle are each incorporated into the income statement, as well as the exchange of cattle between the Company and the Coop farmers accounted for under inventories and deposits and prepayments on the balance sheet, as warranted”, so that the reader gain an understanding of all the steps involved in these arrangements from initial sale to final repurchase and its impact on the financial statements.

We may have further comment upon reviewing your response.

Response No. 5. In response to, “Clarify in more detail your new disclosure that, ‘Sales and cost of feed as well as repurchase and sale of cattle are each incorporated into the income statement, as well as the exchange of cattle between the Company and the Co-op farmers accounted for under inventories and deposits and prepayments on the balance sheet, as warranted,’ so that the reader gain an understanding of all the steps involved in these arrangements from initial sale to final repurchase and its impact on the financial statements,” the Company respectfully submits the following for providing a better understanding of the transactions emanating/occurring between the Company’s subsidiary, SJAP, and their Co-op farmers, to be included in its Final Form 10-K:

Initial Drivers relevant to cattle purchased from Co-op farmers:

a.)	SJAP requires certain breed and genetic standards for cattle it sells, either alive or processed, to market.

b.)	SJAP, because of the volume discount it can receive from suppliers on cattle purchased for purpose of raising them in-house, provides an opportunity to have that same cost savings passed onto Co-op farmers who are interested in developing a business relationship with SJAP; accordingly, they decide to purchase young cattle directly from the same suppliers at the same discount afforded SJAP.

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The Co-op farmer is under no obligation to purchase young cattle from the aforementioned suppliers and does not preclude cattle purchased from other outside sources, once fattened, from being purchased by SJAP as long as the genetic and breed conditions mentioned above, are met. Any transaction between SJAP cattle suppliers and the Co-op farmers is strictly a transaction between those two parties and is not a transaction of which SJAP is party to, neither receiving compensation or finder fee on those transactions.

Co-op farmers wishing to raise their cattle for purchase and subsequent resale by SJAP requires that a certain feed standard, that is vitamin and protein requirements, be provided to cattle in order for SJAP to consider their purchase for resale. SJAP cultivates its own food supply that meets or exceeds that content standard and offers it to Co-op farmers interested in buying it for their livestock. Feed sales transacted between SJAP and the Co-op farmers provides flexible payment terms under the following scenario:

a.)	If SJAP decides to purchase Co-op farmed cattle that have been raised with feed purchased with credit terms from SJAP, SJAP will credit the outstanding balance owed by the Co-op farmer for the feed from the purchase price it pays the Co-op farmer for their cattle, that is allowing the Co-op farmer to carry credit against feed charges outstanding until their cattle is sold to SJAP.

b.)	If SJAP decides not to purchase Co-op raised cattle and credit terms had been extended to them on feed purchased, then the Co-op farmer is provided 90 to 120 days to repay their credit while the accounts receivable associated with that transaction continues to be outstanding until the bill, or any portion thereof, is paid to SJAP. As a security against non-payment by the Co-op, SJAP has received a $300 local economic subsidy grant, per head of cattle, that can be applied toward any outstanding unpaid (bad debt) balance on feed purchased from SJAP.

c.)	If cattle are purchased by SJAP from the Co-op, then in addition to the purchase price having been credited with what is owed on feed purchased, the $300 subsidy is applied as credit against their outstanding accounts payable, and the net balance of credit owed deducted from the consideration paid the Co-op farmer for their cattle.

Feed purchased under credit terms by Co-ops as well as feed purchased by any other third-party purveyor of cattle livestock is recorded as Bulk Livestock Feed Sales (please reference Table 1, below, for sales, cost of goods sold, and gross profit under this category), and the applicable amount of credit provided the feed buyer recorded under accounts receivable.

The term “repurchase(s)” when used in conjunction with descriptions such as “repurchase obligations,” “final repurchases,” etc., is somewhat of a misnomer when referring to cattle that Co-op farmers have purchased through SJAP’s suppliers, those suppliers that pass on volume discounts afforded SJAP to Co-op farmers as well, and those same cattle being purchased by SJAP once they have matured and been fattened to marketable weight sizes. The term “repurchase(s)” is only applicable in the sense that SJAP served as conduit/intermediary between the suppliers and the Co-op farmers, but had no financial interest in the sale transaction carried out between those two parties, that is money changing hands between the Co-op farmer and the supplier does not touch or pass through SJAP's account in any manner, and therefore the term “repurchase(s)” should be replaced with the term “purchase(s)” when describing this transaction.

Also, as mentioned before, since SJAP requires certain breed and genetic makeup of cattle it wishes to purchase from Co-op farmers, it certainly serves as a convenient method for those farmers to afford themselves of both the availability as well as the cost discount afforded them by purchasing these cattle typically supplied to SJAP. Nonetheless, there is no obligation for Co-op farmers to purchase young cattle from those suppliers, and, as well, does not preclude SJAP purchasing cattle from them if the cattle they raise meet the standard required for purchase and (market) resale by SJAP.

Under no circumstance is SJAP under a contractual obligation to purchase cattle that had been purchased by Co-op farmers from SJAP's cattle suppliers, nor is SJAP obligated to purchase any cattle raised by Co-op farmers that were fed with SJAP bulk feed sold to them so as to recoup the credit provided on those sales. Again, credit owed by Co-ops to SJAP that is not offset from the purchase price of fattened cattle purchased from them by SJAP, continues to be recorded as an accounts receivable until such time as that debt is repaid, with further understanding that the $300 government subsidy per head of cattle remains available in case any portion of those outstanding debts are recorded as bad debt, which has seldom occurred in the case of SJAP’s history with its Co-op farmers.

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Taking into consideration the details outlined above, the following information is provided for further clarification of additional items outlined by the Commission under Comment 5:

a.)	In response to, “describe the accounting for the sale of cattle,” as well as “for each of the periods, presented, disclose the aggregate amounts recognized for cattle sold,” please refer to Tables 2 and 3 below, of which Table 2 is incorporated in the 2016 10K filing and to which Table 3 shall be added to the Final Form 10-K, each table consisting of an accounting of sales, cost-of-goods-sold, gross profit, etc. on cattle raised at SJAP facilities and those raised by Co-op farmers both on a year-over-year basis.

b.)	In response to, “the terms and materiality of the respective (re)purchase obligations,” the Company, reiterating what has been expressed above, wishes to clarify that SJAP is under no obligation to purchase from Co-op farmers cattle they’ve either obtained from SJAP’s own suppliers or from other third-party sources, and, thus, no materiality exists with respect to obligations on SJAP’s part.

Respective of the Commission’s request for a “revision of revenue recognition policy,” in relation to the above, the current accounting treatment on all transactions related to these transactions are accurately provided for on both the Company’s financial statements as well as related tables and/or descriptions included in its 2016 10K filing, albeit Table 3, as mentioned, being added for additional clarification as comparative between cattle raised by SJAP and those purchased from Co-op farmers for resale.

TABLE 1 provides a breakdown of the Beef and Organic Fertilizer Divisions (SJAP and QZH):

	In US$		Sales of goods			Cost of Goods sold		Sales of Goods' Gross profit
		2016	2015	2014	2016	2015	2014	2016	2015	2014
SJAP	Sales of live cattle	20,089,907	64,918,069	63,133,245	17,030,573	55,772,479	46,871,370	3,059,334	9,145,590	16,261,875
	Sales of feedstock	-	-	-	-	-	-	-	-	-
	Bulk Livestock feed	6,651,262	6,785,204	6,248,211	2,850,779	3,235,364	3,131,565	3,800,483	3,549,840	3,116,646
	Concentrate livestock feed	16,011,795	12,080,945	13,351,295	8,904,363	7,488,318	8,265,121	7,107,432	4,592,627	5,086,174
	Sales of fertilizer	2,709,146	3,189,501	6,094,794	1,767,857	2,223,727	3,603,090	941,289	965,774	2,491,704
	SJAP Cattle section Total	45,462,110	86,973,719	88,827,545	30,553,572	68,719,888	61,871,146	14,908,538	18,253,831	26,956,399
	% of increase (+) or decrease (-)	-48%	-2%	43%	-56%	11%	61%	-18%	-32%	13%

	* QZH's (Slaughter & Deboning operation)	495,991	995,975	548,856	214,879	490,064	291,501	281,112	505,911	257,355
	** QZH's (Deboning operation)	-	-	-	-	-	-	-	-	-
	on cattle & Lamb locally supplied	12,048,559	12,172,816	7,760,595	9,392,673	9,051,354	5,442,396	2,655,886	3,121,462	2,318,199
	on imported beef and mutton	76,578,140	38,995,916	4,899,336	60,675,940	27,637,248	3,619,235	15,902,200	11,358,670	1,280,101
	Sales of live cattle	-	5,459,216	-	-	5,370,045	-	-	89,171	-
	QZH (beef section)'s Total	89,122,690	57,623,925	13,208,787	70,283,492	42,548,711	9,353,132	18,839,198	15,075,214	3,855,655
	% of increase (+) or decrease (-)	55%	336%		65%	355%		25%	291%

HSA	Sales of Organic fertilizer	3,699,377	3,593,603	3,782,970	2,937,669	2,633,850	2,521,994	761,709	959,753	1,260,976
	Sales of Organic Mixed Fertilizer	16,919,357	16,373,780	16,222,209	9,521,702	8,876,794	8,739,488	7,397,655	7,496,986	7,482,721
	HSA Total	20,618,734	19,967,383	20,005,179	12,459,371	11,510,644	11,261,482	8,159,364	8,456,739	8,743,697
	% of increase (+) or decrease (-)	3%	0%	74%	8%	2%	60%	-4%	-3%	96%

	SJAP's & HS.A./Beef and Organic fertilizer total	155,203,534	164,565,027	122,041,511	113,296,435	122,779,243	82,485,760	41,907,099	41,785,784	39,555,751
	% of increase (+) or decrease (-)	-6%	35%	66%	-8%	49%	81%	0%	6%	40%

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TABLE 2 shows the itemized sales of goods and related cost of sales in quantity and unit price for the year ended December 31, 2016 and years ending 2015 and 2014 for the beef and organic fertilizer divisions.

Cattle Operation			2016	2015	2014	Difference 2016/2015
SJAP	Production and Sales of live cattle	Heads	8,333	20,441	18,585	-12,108
	Average Unit sales price	US$/head	2,411	3,176	3,397	-765
	Unit cost prices	US$/head	2,044	2,728	2,522	-685
	Production and sales of feedstock					-
	Bulk Livestock feed	MT	35,518	39,040	37,390	-3,522
	Average Unit sales price	US$/MT	187	174	167	13
	Unit cost prices	US$/MT	80	83	84	-3
	Concentrated livestock feed	MT	36,073	28,584	32,191	7,489
	Average Unit sales price	US$/MT	444	423	415	21
	Unit cost prices	US$/MT	247	262	257	-15
	Production and sales of fertilizer	MT	16,702	18,503	33,673	-1,801
	Average Unit sales price	US$/MT	162	172	181	-10
	Unit cost prices	US$/MT	106	120	107	-14
* QZH (Slaughter & De-boning operation)
	Slaughter operation
	Slaughter of cattle	Heads	1,270	2,700	1,400	-1,430
	Service fee	US$/Head	10	8	8	2
	Sales of associated products	Pieces	1,270	2,730	1,554	-1,460
	Average Unit sales price	US$/Piece	380	357	346	24
	Unit cost prices	US$/Piece	169	180	188	-10
	De-boning & Packaging activities
	From Cattle supplied locally
	De-boned Meats	MT	1,371	1,356	575	15
	Average Unit sales price	US$/MT	8,788	8,978	13,497	-190
	Unit cost prices	US$/MT	6,851	6,676	9,465	175
	From imported beef	MT	8,914	4,544	289	4,370
	Average Unit sales price	US$/MT	8,591	8,582	9,460	9
	Unit cost prices	US$/MT	6,807	6,082	6,892	725
	From imported lamb	MT			261
	Average of sales price	US$/MT			8,297
	Average of cost prices	US$/MT			6,235
	Production and Sales of live cattle	Heads		2,266
	Average Unit sales price	US$/head		2,409
	Unit cost prices	US$/head		2,370

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TABLE 3 provides detailed information and comparison of sales of live cattle raised by Co-op farmers and SJAP’s own farm in 2016 and 2015:

		2016			2015
		SJAP as a Group	Corporative farmers	SJAP's own farm	SJAP as a Group	Corporative farmers	SJAP's own farm
	Unit
Cattle sold	Heads	8,333	2,133	6,200	22,480	17,280	5,200
Average unit sales price	US$ / head	2,411	1,896	2,588	2,888	2,654	3,666
	RMB / head	15,913	12,514	17,081	19,638	17,780	24,560
RMB sales in live wt.	RMB / Kg	22	22	22	28	28	28
Sales Revenue	US$	20,089,907	4,044,307	16,045,600	64,918,069	45,856,478	19,061,591
Unit cost price	US$ / head	2,044	1,982	2,065	2,481	2,180	3,482
	RMB / head	13,490	13,083	13,628	16,871	14,605	23,327
RMB cost in live wt.	RMB / Kg	19	23	18	24	23	18
Cost of cattle in	US$	17,030,573	4,228,139	12,802,434	55,772,479	37,667,821	18,104,658
Average live wt.	Kg / head	723	569	776	701	635	1,296
Total live wt.	Kg.	6,027,259	1,213,292	4,813,967	15,533,967	10,972,800	4,561,167

Note 6. Net Income from Discontinued Operations, page F-31

Comment No. 6. We note your response to comment three and the details you provided regarding the valuation of the property and intellectual assets cited in the Appendices of the Investment Agreement. During our January 4, 2018 conference call with you, you indicated that the valuations represent historical construction cost, some of which are supported by subsequent third party appraisals. Furthermore, you stated that intellectual properties represent operator licenses, for which cash has been paid upfront for license periods up to 50 years. Please confirm the valuation methods used for each group of assets. As part of your response, please clarify which assets have received appraisals, and when these appraisals were obtained. Finally, for intellectual properties, please provide the details of the upfront cash payments, the pertinent amortization schedules, and remaining useful lives for which you expect to benefit from.

Response No. 6. Please reference the following table for a breakdown of historical development cost associated with each facility and master license fees (intellectual property) that are incorporated into the Tri-way Industries Limited Investment Agreement.

Hisorical construction cost as at 17.08.2016	FF1 US$	PF1 US$	PF2 US$	PF3 US$	PF4 US$	Master License US$	Total US$

As at 17.08.2017	18,250,230	35,130,168	57,177,471	173,116,659	70,948,132	30,000,000	384,622,659
Less: Partners' investment in facility(ies) separate from assets included in Investment Agreement	-	-	-	-77,902,497	-	-	-77,902,497
Net development cost	18,250,230	35,130,168	57,177,471	95,214,162	70,948,132	30,000,000	306,720,162
As at 30.09.2017
Construction in progress	3,898,504	3,538,784	1,897,547	13,149,633	-		22,484,468
Valuation surplus / (Deficit) upon evalution of assets	11,389,746	-	-	-	-	-	11,389,746
Total Assets as at 30.09.2017	33,538,480	38,668,952	59,075,018	108,363,795	70,948,132	30,000,000	340,594,376

Please note that FF1 refers to Fish Farm 1, and PF2 through PF5 are in reference to Prawn Farms 2 through 5.

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PF2 through PF5, having been developed/constructed and coming online within 2-years of the Investment Agreement (August 18, 2016), with some segments of those facilities still under construction as of that date, had had their valuation pegged to the cost of construction for purposes of asset values included in the agreement. Fish Farm 1, since it had undergone additional upgrades and retrofitting of its facilities since the time of its coming online in 2010, had a third-party appraisal conducted in order that its market valuation would be current and in-line with the asset values of PF2 through PF5 included as part of the agreement.

The Master license (intellectual property) fee of US$30m provides Tri-way rights to utilize the technology and patents associated with the proprietary Recirculating Aquaculture Systems (“RAS”) technology for a period of 50 years at a fee of $100,000 per RAS module (i.e. 300 modules), representing the initial number of modules scheduled for completion at Tri-way facilities. Each $100,000 module fee consists of $50,000 to cover the cost of development licensing and $50,000 to cover the cost of operation licensing fees over the 50-year period. Amortization of the development licensing fee begins once module construction has been completed, amortized on a 50-year straight-line basis. Amortization of the operation licensing fee begins once the module goes online and production is underway, also amortized on a 50-year straight-line basis. A deposit equal to one-percent (1%) of the total master licensing fee (i.e. US$30m), or $300,000, had been charged to Tri-way to be credited against subsequent development and/or operation licensing fees charged once modules are constructed and/or have come online.

Comment No. 7. We note your response to comments four through six. In addition, during our January 4, 2018 conference call, you further clarified that the transaction received regulatory approval in October, 2016, and ownership and rights of use were considered transferred at that time despite the subsequent settlement of allotted shares on May 10, 2017. Please confirm this in your response and confirm the dates (i) that the transfer of assets, land use, and other rights was completed under PRC law and (ii) when the transaction was considered settled pursuant to PRC law. Furthermore, please clarify whether the events that occurred in 2017 associated with this transaction were inconsequential to the ownership transfer pursuant to PRC law, and specifically, what the potential consequences to ownership and rights of use would be if one of the parties breached the agreement between the regulatory approval date and the date that the shares transferred and all pending events were finalized.

Response No. 7. With respect to the Commission’s request confirming the transaction receiving regulatory approval, the transfer of assets incorporated in the August 18, 2016 Investment Agreement with scheduled closing date (completion) of the agreement occurring on October 5, 2016, had received official transfer of title from the Chinese government on October 19, 2016.

In response to the Commission’s request for clarification on, “whether the events that occurred in 2017 associated with this transaction were inconsequential to the ownership transfer pursuant to PRC law, and specifically, what the potential consequences to ownership and rights of use would be if one of the parties breached the agreement between the regulatory approval date and the date that the shares transferred and all pending events were finalized,” the Company can confirm that PRC law has consistently sided in favor of a contract’s closing date and its provisions taking effect on that date with no impact on enforcing those provisions come what may between the times of when the closing date occurs and the title transfer becomes officially registered (recognized) by the Chinese government. This allowance is mainly due to the delay, backlog, etc. that could occur because of the time required by the title transfer process before government registration is completed.

The Company respectfully requests the Commission to reference the (translated) Investment Agreement submitted with its December 15, 2017 response, specifically clauses 2.4; 2.7 and 2.9, which speak to the transfer of assets, land use, and other rights taking force as of the agreement closing date, October 5, 2016:

(i)	(Clause 2.4). The Assets Recipient shall obtain the ownership right of the said Assets and the said Intellectual Property in exchange for the allotment of shares as described in clause 2.7 below, that is, on or before October 5, 2016 (hereinafter, referred to as “Completion Date”).

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(ii)	(Clause 2.7.) In consideration of the said Investors investing in the Invested Company, by way of injecting the said Assets and the said Intellectual Property as well as the Rental into the Assets Recipient, the Invested Company shall settle the said Assets and Shares Exchange Value and the Rental by issuing such number of equivalent value of new shares (calculated at HK$26.40/share) of the Invested Company as prescribed in the Appendix 4, hereto. The Investors hereby agree that the Invested Company will instruct its Company Secretary to allot new shares to respective investors or their nominated persons, as instructed, and to file with the Hong Kong Company Registrar, accordingly. The Invested Company shall be entitled to decide when to issue new shares, and the number of shares to be issued to the said Investors or such person or such entity nominated by the said Investors as the said Investors’ nominee, according to the Invested Company’s shareholding situation, so that the said Chinese Investors or such person or such entity nominated by the said Chinese Investors will not acquire the controlling shareholding of the Invested Company, nor will the said Chinese Investors or such person nominated by them, either individually or collectively, acquire the controlling shareholding of the Invested Company. If at any time the issuance of such new shares may result in the said Chinese Investors or such person nominated by them, either individually or collectively, acquiring the controlling shareholding of the Invested Company, then the Invested Company shall be entitled to delay such issuance of new shares until such issuance would not result in change of control of the Invested Company. The Investors further agree that the Company Secretary will need time to complete procedures for share allotments and registration as such delays (if any) in the issuance of said shares to said investors shall not affect the completion of this agreement on October 5, 2016.

(iii)	(Clause 2.9). The date for handing over of the said Assets, said Intellectual Property and the buildings and immoveable structures shall be within 44 days from the date hereof, that is, on or before October 1, 2016 (hereinafter, referred to as “Handing Over Date”). The ownership and responsibility for safe custody of the said Assets and the said Intellectual Property shall be transferred from the said Investors to the Assets Recipient by stages after the handover procedures are completed and the Ownership will be deemed fully transferred and completed upon the Completion Date on or before October 5, 2016. The handing over place for the said Assets and the said Intellectual Property shall be the site where said Farms are located.

The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (202) 556-4466 or our counsel Marc Ross or Henry Nisser at (212) 930-9700.

Very truly yours,

/s/ Daniel Ritchey
Daniel Ritchey
Chief Financial Officer

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